May 31, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Hugh West, Accounting Branch Chief
Yolanda Trotter

Re:        The Charles Schwab Corporation

              Form 10-K for the Fiscal Year Ended December 31, 2012

              Filed February 22, 2013

              Form 10-Q for the Quarterly Period Ended March 31, 2013

              Filed May 7, 2013

              File No. 001-09700

Dear Mr. West and Ms. Trotter:

We have set forth below the responses of The Charles Schwab Corporation (the Company) to the comments detailed in the letter from Mr. Hugh West to Mr. Walter W. Bettinger II dated May 20, 2013, with respect to the above referenced periodic reports. The staff’s comments are noted in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Item 7A. – Quantitative and Qualitative Disclosures about Market Risk, page 47

Comment 1:   We note that you have established policies and procedures which include setting guidelines on the amount of net interest revenue at risk, and monitoring the net interest margin and average maturity of its interest-earning assets and funding sources. With respect to the guidelines set for your net interest revenue simulation model, please revise your future filings to discuss your procedures for addressing any breaches of such guidelines and whether any breaches have occurred during the periods presented.

Response:   Based on the net interest revenue simulations conducted by the Company, there were no breaches of the Company’s net interest revenue simulation model guidelines during the years ended December 31, 2012 or 2011. The Company will revise its disclosure in future filings to discuss the Company’s procedures for addressing any breaches of the guidelines set for its net interest revenue simulation model and whether any breaches have occurred during the periods presented.

Securities and Exchange Commission

May 31, 2013

Item 8. Financial Statements and Supplementary Data, page 49

Note 2 – Summary of Significant Accounting Policies, page 55

Loans to banking clients and related allowance for loan losses, page 57

Comment 2:   We note your disclosure on page 58 that you consider loan modifications in which you make an economic concession to a borrower experiencing financial difficulty to be a troubled debt restructuring (TDR). Tell us the amount of your TDRs by loan class as of December 31, 2012. To the extent such loans are material, please revise your future filings to comply with the disclosure requirements of ASC 310-10-50-33 through 50-34. Further, to the extent that you have impaired loans and such loans are material, explain to us how you complied with the disclosure requirements within ASC 310-10-50-14A through 50-15. If your TDRs and impaired loans are considered to be immaterial for the periods presented please state that fact in your future filings.

Response:   As of December 31, 2012, the Company had total TDRs of $25 million ($24 million in the first mortgage loan class and $1 million in the purchased first mortgage loan class). These balances were considered immaterial and therefore not disclosed.

The Company did not have any other impaired loans as of December 31, 2012.

In future filings the Company will either disclose the fact that TDRs and other impaired loans are immaterial for the periods presented, or if these balances become material, the Company will comply with the disclosure requirements of ASC 310-10-50-33 through 50-34 for TDRs and ASC 310-10-50-14A through 50-15 for other impaired loans.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 1. Condensed Consolidated Financial Statements, page 1

Note 3 – Loans to Banking Clients and Related Allowance for Loan Losses, page 8

Comment 3:   Please tell us how you comply with ASC 270-10-50-1(p) as it requires disclosure in your interim filings of accounting policies over nonaccrual and past due financing receivables and allowance for credit loss pursuant to ASC 310-10-50-6 and 50-11(B).

Response:   The Company has complied with the required disclosures of ASC 270-10-50-1(p), which the Company believes only requires quantitative data for nonaccrual and past due financing receivables, allowance for credit losses relating to financing receivables, impaired loans, credit-quality information related to financing receivables, and modifications of financing receivables. The Company does not believe that repeating the accounting policy disclosures from its Form 10-K relating to nonaccrual and past due financing receivables and allowance for credit loss in its interim filings is required under ASC 270-10-50-1(p).

Securities and Exchange Commission

May 31, 2013

The Company also followed Rule 10-01(a)(5) of Regulation S-X (17CFR Part 210), which in part states the following:

“The interim financial information shall include disclosures either on the face of the financial statements or in accompanying footnotes sufficient so as to make the interim information presented not misleading. Registrants may presume that users of the interim financial information have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation, except in regard to material contingencies, may be determined in that context. Accordingly, footnote disclosure which would substantially duplicate the disclosure contained in the most recent annual report to security holders or latest audited financial statements, such as a statement of significant accounting policies and practices, details of accounts which have not changed significantly in amount or composition since the end of the most recently completed fiscal year, and detailed disclosures prescribed by Rule 4-08 of this Regulation, may be omitted.”

The Company’s accounting policies over nonaccrual and past due financing receivables and allowance for credit loss, as disclosed in its most recent Form 10-K, did not change in the first quarter ended March 31, 2013. Therefore the Company determined it was not necessary to duplicate the disclosure of these accounting policies in its Form 10-Q.

In future interim filings, the Company will disclose whether there were any significant changes to its accounting policies during the current period presented. To the extent there are significant changes, the Company will make the required disclosures of its accounting policies in its interim filings.

* * * * *

Securities and Exchange Commission

May 31, 2013

Management of the Company acknowledges the following:

—	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (415) 667-9733 or James Egan, Senior Vice President – Corporate Controller, at (415) 667-9344 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Joseph R. Martinetto

Joseph R. Martinetto

Executive Vice President & Chief Financial Officer